Prepared February 3rd, 2021

Form C
Offering Statement

HealthTech Solutions, Inc., dba OmniLife

Convertible Notes ("Notes")
Minimum Offering Amount: $25,000
Maximum offering amount: $250,000
Minimum Investment: $1,000
5% Rate of Return, Paid Annually
Maturity Date: 36 Months
Redemption at Maturity: Equal to the amount invested
Discount Upon Conversion: 20%
Conversion Terms: Preferred Shares

348 E Main St.
Lexington, KY 40507
www.getomnilife.com

Summary of the Offering

Type of Security offered	Convertible Note
Class of Security	Notes Convertible into Preferred Stock
Conversion Calculation	If converted at the cap, the price per share on a fully diluted basis would be $0.50/share
Minimum Investment Amount	$1,000
Campaign Close Date	7/31/2021 at 11:59 PM EST
Minimum target goal	$25,000
Oversubscription Limit	$250,000

This is only a summary of the offering. Please refer to rest of the document, and attached exhibits, for all the details associated with an investment in HealthTech Solutions, Inc., dba OmniLife

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including merits and risks involved. These securities have not been recommended or approved by any federal or state commission or regulatory authority. Furthermore, these authorities have not reviewed the accuracy or adequacy of this document. Also note, that the portal, Wunderfund.co, has not recommended investment in this offering. It is solely up to the individual to make an investment decision.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered as an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Disclaimer

This Offering Statement forms parts of, and should be read together with, the Form C being filed by HealthTech Solutions, Inc., dba OmniLife (for the purposes of this Disclaimer, referred to herein as "OmniLife" the "company," the "issuer" and "we") with the Securities and Exchange Commission. This Offering Statement is made in connection with the Regulation Crowdfunding offering of OmniLife. The following attachments should also be considered (if applicable) when contemplating investment with OmniLife: the specified Form C exhibits the "Subscription Agreement", the "Use of Funds", the "Pitch Deck", the "Capital Table", the "Company Financials", and the "Operating Agreement or Company Bylaws".

Caution Concerning Forward Looking Statements:

This Offering Statement may contain forward-looking statements within the meaning of the federal securities laws. Forward looking statements involve substantial risk and uncertainty. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "should," "expects," "plans," "anticipates," "could," "intends," "target," "project," "contemplates," "believes," "estimates," "predicts," "potential," or "continue", or the negative of these words or similar terms or expressions that concern expectations, strategy, plans, or intentions. We caution you that forward-looking statements in the offering documents are not exclusive to those statements containing the words set forth in the preceding list.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in the Offering Documents on our current expectations and projections about future events and trends that we believe may impact OmniLife.

We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements in the Offering Documents will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in these Offering Documents relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in Offering Documents to reflect events or circumstances after the date of Offering Documents, or to reflect new information or the occurrence of unanticipated events.

This Offering Statement, standing alone, does not constitute a prospectus nor offer document of any sort and is not intended, in isolation, to constitute an offer or solicitation of securities or any other investment or other product in any jurisdiction. This Offering Statement does not constitute advice to purchase any HealthTech Solutions, Inc., dba OmniLife securities, nor should it be relied upon in connection with any contract or purchasing decision.

Any consideration to invest in OmniLife should come with the understanding that all investments have risk, including the potential risk of the loss of your entire investment.

Contents

The Company

Name: HealthTech Solutions, Inc., dba OmniLife
Address: 348 E Main St., Lexington, KY, 40507
State of Incorporation: Delaware
Date of Incorporation: Feb 17th, 2016

Certifications of Regulation Crowdfunding

HealthTech Solutions, Inc., dba OmniLife has certified that all the following statements are true for them as an issuer:

- Organized under, and subject to, the laws of the state of Delaware.
- Not Subject to the requirement to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding (For more information about these disqualifications, please refer to the Other Information section of this document).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter periods that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified person.
- Has not failed to comply with ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Directors and Officers

Dalton Shaull, CEO, President, Co-Founder

Mr. Shaull, BS, is an organ transplant subject matter expert who provides clinical knowledge per his direct experience as a transplant recipient. Dalton also has a background in medical device and technology sales as employee at a disruptive startup HLT, Inc., Stryker Medical, and Intuitive DaVinci Robotics. Mr. Shaull has a strong connected purpose as a transplant recipient and an uncle who is a transplant surgeon. Mr. Shaull is a full-time employee focused on fundraising, sales, talent management and recruiting, and business dev. Mr. Shaull was included in the 2018 Forbes 30UNDER30 Healthcare Leaders .

Eric Pahl, PhD* Chief Security, Compliance, Research Officer, Secretary, Co-Founder

Mr. Pahl is a biomedical engineer and current doctoral fellow of health informatics at the University of Iowa. He has been active in the development of health software applications as an engineer and leader including disruptive health technology company iDx. He also brings direct experience with organ donation and transplantation as a family member of several family members diagnosed and battling liver failure. Mr. Pahl brings a network of technical expertise, investors, and university resources to the business and is focused on product, research, and business development. Mr. Pahl was included in the 2018 Forbes 30UNDER30 Healthcare Leaders.

Dr Robert W Emery, Chief Scientific Officer

Dr. Emery is our principal investigator for our NIH SBIR Phase 1 $250,000 grant that was awarded to the company in 2017 as well as the recently awarded $1.5M NIH SBIR Phase II grant. Dr Emery was part of the leadership team that started the very first organ procurement organization. He continues to provide value through his extensive network of world-class transplant surgeons, presentations of our research at key conferences across the country, and introduction to transplant professionals.

Beau Barron, MBA, Director of Sales

Mr. Barron graduated from University of Georgia with a BS in Business and Masters in Business Administration. Mr. Barron brings direct experience and a strong connected purpose as a transplant recipient as well as a former FireFighter and EMT. Mr. Barron has over 10 years of medical device and technology sales at AngioDynamics, Teleflex, and health technology consulting at Cumberland.

Gary Ditsch, Director of Product

Mr. Ditsch graduated with a BS in Exercise Science at Nebraska University before moving to Lexington, KY to accept a job as Fitness Director at University of Kentucky where he also earned his Masters degree in Health Promotion. Gary then joined Retrofit which was acquired by Livlongo. In 2019, Livlongo goes public and in 2020, and in August 2020, Livlong announces $18.5B merger with Teledoc. Gary brings technical and market expertise with our products serving transplant centers and key stakeholders involved in the management of diabetes and ESRD.

Nick Jones, Director of Engineering

Mr. Jones has a Masters degree in chemistry and computer science from the University of Oxford. Mr. Jones brings direct experience as a father of a kidney recipient due to a rare kidney disease.

Greg Janes, MBA, Director of Marketing

Greg is a serial startup veteran who helped 3 prior startups to be acquired after he implemented S&M programs that drove hyper-revenue growth. Most recently, Greg helped a health IT company to grow from pre-revenue to a multi-million revenue run rate in < 2 years, resulting in a successful acquisition by Cardinal Health. Greg holds an MBA in International Business & Marketing from the Monterey Institute and a B.A. in Marketing from Iowa State. Greg brings experience in marketing from his experience in growing a health technology company Telepharm through acquisition by Cardinal Health in 2018.

Paul Winandy, Board Member

Paul has been an executive leader in four successful technology startups, each of which were named to the prestigious Inc. 500 list of fastest-growing businesses and concluded with successful exits. Most notably Paul was the CEO of WebPT, the #1 electronic medical record platform for physical therapists, growing the company from early revenue to maturity.

Kevin Smith, Board Member

Kevin has experience with organizations in a wide array of industries and all stages of maturity from start-ups to publicly-traded multinationals. Kevin has executed M&A transactions as large as $3 billion to start-up financing as low as $200,000. Kevin is a strong supporter of new ideas/products with a unique ability to quickly analyze business situations and evaluate alternative operating strategies. Kevin has served on the Boards of organizations that recover, process and distribute donated organs and tissue and his consulting firm continues to provide financial consulting services to the industry.

Total Employees: 7

Capitalization and Ownership

The following table shows the name and percentage of outstanding shares of stock that were owned at the time of the filing of the Form C with the Securities and exchange commission.

ATTACHED AS **EXHIBIT 1**.

Business and Anticipated Business Plan

Please refer to one of the following exhibits to the Form C, of which this Offering Statements is a part, which is incorporated herein by reference:

1. The HealthTech Solutions, Inc., dba OmniLife Business Plan included as an **Exhibit 2** to the Form C of which this offering statement is a part (the "**Business Plan**").

Risk Factors

Risks Related to Crowdfunding

A Crowdfunding Investment involves risk, including the risk of losing your entire investment. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Also note, that the portal, Wunderfund, Inc. has not recommended investment in this offering. It is solely up to the individual to make an investment decision.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risks Related to Our Business

We may not be able to raise the additional funding needed to fully implement our business plan.

Additional funding may be required subsequently even if our offering is fully funded. If this is the case, we may also need additional capital in the future. The amount of additional capital needed is dependent on many factors. If additional funding would be needed but not obtained, you may lose your entire investment.

If we obtain additional equity financing, your ownership interest will be diluted.

While not currently planned, if we subsequently determine there is a need for additional financing and decide to issue additional equity securities, such issuances will dilute your ownership interest in the Company.

Series and Future classes of stocks may be senior to your future equity Interests.

If the Company issues new stocks, which it may do in its sole discretion, the new classes of stock may be senior to these equity Interests.

Our business projections are merely estimates.

Our business estimates are subjective and there can be no guarantees that we will meet those projections. There are no guarantees that OmniLife will become profitable.

The Managers own all the voting rights.

It will be very difficult for the Members to remove the management team members without their approval. The management team will have control over all aspects of operation.

Risks Related to this Offering

Our Managers have unlimited discretion as to the use of proceeds from this offering.

Our Managers have discretion regarding the use of proceeds that we will receive from this offering, both by being Managers and by virtue of having all the voting Notes in the company. We cannot assure you that any Manager will apply these funds effectively. Additionally, we cannot assure you that our use of the proceeds will be successful in generating the interest in our business model necessary to produce sufficient revenues to stay in business.

The Security Interests being offered are illiquid and not freely transferable.

The Security Interests we are offering will not be registered under the Securities Act or qualified under applicable state securities laws and may not be resold unless registered (and qualified) or an exemption from registration (and qualification) is available. There is no public market for the interests, and we do not expect that any such market will develop. In addition, there are restrictions on the transferability of the interests pursuant to the terms of the Operating Agreement. If you invest in the Security Interests, you should expect to hold the Notes for an indefinite period of time.

The offering price may not accurately reflect the value of the Security Interests.

The pricing of the Security Interests which we are offering was determined subjectively. The pricing is not based on any conventional pricing criteria such as the liquidation value of the Stock or a multiple of net earnings per Note. We have not obtained any third-party valuations of the Company or Security Interests.

The rights of the Security Interests in this offering differ in various respects from the other classes of Stocks, including that these Security Interests have no voting rights.

The Company currently has two classes of stocks outstanding. Voting Common Interests, and Non-Voting Future Equity Notes, pursuant to this offering. The Voting Common Interests are substantially similar to the common stock of a corporation in that the holders of the Voting Common Interests will only receive a return on their investment after all creditors of the Company have been paid and non-voting common Interests have also been paid.

The Manager has the right to transfer Interests to others without offering those Interests to be purchased by other Members.

Managers may transfer a portion of their Voting Common Interests that they currently hold, at their discretion, without offering other Members the right to purchase said Interests. The intent is for the Managers to use these Interests to compensate employees or future officers in exchange for services.

Buy-out Rights

HealthTech Solutions, Inc., dba OmniLife may redeem an investors' securities at **any point one year after the close of this offering**. The price per Note of the securities in such redemption is the fair market value as determined by the majority shareholder of the company after considering a third-party determination relating thereto procured by the majority shareholder from a qualified appraiser.

Changing Information

OmniLife intends for this offering to have 'rolling close' which means that the Company has the right to pull money from escrow BEFORE the offering is closed; only if the minimum has already been reached. This means that your investment can be closed upon early, unless you object more than 48 hours before the close, and the funds will be released early to the Company. This creates a risk that later investors could receive more information, at a later time, after your investment has already closed.

The Offering

Purpose

To allow those that have a passion to share in the ability to save lives and grow our platform while increasing sales.

Competition

There is currently no direct competition to OmniLife. The current market is the inefficient phone call/ email method.

Use of Proceeds

	Minimum	50%	Maximum
Raise Amount	$30,000	$125,000	$250,000
Wunderfund Fees	$1,800	$7,500	$15,000
Net Proceeds	$28,200	$117,500	$235,000
Marketing	$5,000	$10,000	$15,000
Working Capital	$6,200	$10,500	$15,000
Development		$5,000	$5,000
Sales/Development	$17,000	$92,000	$200,000

Completion of Transaction and Delivery of Notes

Investors will be required to execute their subscription through the Wunderfund.co portal and pay funds into an escrow account maintained by North Capital Investment Technology, Inc (the "Escrow Agent") in accordance with the terms of the Subscription Agreement in order to acquire Notes.

Investors may cancel an investment commitment at any time until 48 hours prior to the deadline specified in their Form C.

Wunderfund will notify investors when the funding goal amount has been met.

If HealthTech Solutions, Inc., dba OmniLife reaches the Oversubscription limit prior to the deadline specified in their Form C, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment before the 48-hour period to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

The offering will be completed upon transfer of funds from the Escrow Agent to HealthTech Solutions, Inc., dba OmniLife. At that time, Notes to be acquired in conjunction with the receipt of the corresponding funds under the Subscription Agreement will be registered in the name of the corresponding investor. The Notes acquired by investors pursuant to this Regulation Crowdfunding offering are uncertified. Once an uncertified Note is registered in an investor's name by HealthTech

Solutions, Inc., dba OmniLife, it is deemed delivered under the Uniform Commercial Code. Investors will be provided with written confirmation of such delivery following the closing of the transaction.

Oversubscription will be allocated on a first come-first served basis.

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned to investors.

If HealthTech Solutions, Inc., dba OmniLife reaches their funding goal prior to the campaign close date, then we, the Company, may conduct multiple closings of escrow. If we provide notice about the new offering deadline to the investors, then the affected investors will have at least five business days to cancel their investment. This is absent of a material change that would require an extension of the offering, and reconfirmation of investment commitment from all investors. The first investments drawn down on will be the largest investments, and then for all investments of the same size drawn down on, it will be on a first come first serve basis; similar to the terms of how oversubscription will be dealt.

The Securities Offered

Valuation of Securities

These securities are being valued at the Issuer's discretion. The issuer has a lead investor who set a market price for these securities.

It is important to understand that Wunderfund does not perform valuation services, and that these securities are being offered at whatever value HealthTech Solutions, Inc., dba OmniLife decides is a fair market value for their company.

Details on Security Being Offered

This convertible unsecured promissory note (the "Note") is issued as part of a series of similar convertible unsecured promissory notes (collectively, the "Notes") that were issued to persons and entities who subscribed for such Notes (collectively, the "Holders") pursuant to a regulation D 506(b) section 4(a)(2) offering conducted by the Issuer.

Interest Rate. Simple interest will accrue on the outstanding principal balance of the Note from the date hereof until paid in full or converted into shares of the Company as described below, which interest shall accrue at the lesser of (1) 5.00% per annum; or (2) the maximum rate permissible by law. Interest shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

Payment at Maturity. Provided that this Note has not been converted, the unpaid principal balance, together with any then unpaid accrued interest, shall be due and payable by the Company on the Maturity Date.

Voluntary Conversion.

- *Maturity*. Provided that this Note has not been earlier converted on December 31, 2021, Holder may elect to convert the unpaid principal balance of this Note, together with any then unpaid accrued interest into shares of the Company's Common Stock at the Cap Price.
- *Change of Control/Acquisition*. If this Note has not otherwise been converted or repaid, upon a Change of Control or Acquisition, as the case may be, at the election of the Requisite Holders, the unpaid principal balance of this Note, together with any then unpaid accrued interest shall be converted into shares of Common Stock at the Cap Price immediately prior to such Change of Control or Acquisition.

Automatic Conversion.
- *Qualified Financing*. In the event of a Qualified Financing, the outstanding principal balance and accrued interest of this Note shall automatically convert in whole without any further action by the Holder into the same Equity Securities that are being offered in the Qualified Financing at a conversion price equal to the lower of: (a) 80% of the valuation per share price paid by the Investors for the Equity Securities in the Qualified Financing; or (b) the Cap Price, and otherwise on substantially the same terms as the Qualified Financing.
- For purposes of this Note:
  - "Acquisition" means a sale, lease or other disposition of all or substantially all of the assets of the Company.
  - "Cap Price" means the per share price calculated by dividing $7,000,000 by the total number of fully diluted Equity Securities of the Company as of the date of conversion (excluding any shares that were issued as part of a Qualified Financing or pursuant to the conversion of any Notes).
  - "Change of Control" shall mean the sale or transfer of equity, control, or business interest in the Company, whether through an equity sale, a consolidation, sale or merger of the Company or other transaction or series of transactions in which 50% or more of the equity interests of the Company are transferred.
  - "Equity Securities" shall mean the Company's Common Stock, Preferred Stock, or any securities conferring the right to purchase the Company's Common Stock or Preferred Stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the Company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option, convertible note or warrant outstanding as of the date of this Note.
  - "Maturity Date" means the earlier of: (a) 36-Months after your commitment; (b) the date of a Change of Control; or (c) the date of an Acquisition.
  - "Qualified Financing" means the issuance or sale of shares by the Company of Preferred Stock to investors (the "Investors") on or before the Maturity Date in an equity financing resulting in gross proceeds to the Company of at least $2,000,000, excluding any proceeds from the sale of the Note.
  - "Requisite Holders" means Holders holding Notes whose aggregate principal amount represents a majority of the outstanding principal amount of all then-outstanding Notes.

Fractional Shares. If, after aggregation, the conversion of this Note would result in the issuance of a fractional share, the Company may elect, in lieu of issuance of any fractional share, to pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the conversion price of one share of the Equity Securities into which this Note has converted by such fraction.

Minority Holder Status

As a minority holder, investors will have limited ability, if any, to influences the policies of HealthTech Solutions, Inc., dba OmniLife or any other corporate actions, including the election of directors, additional issuance of securities, repurchase of securities, a sale of HealthTech Solutions, Inc., dba OmniLife's assets, or a merger of HealthTech Solutions, Inc., dba OmniLife in another corporation or entity, or transactions with related parties. Those actions are within the control of Class A Members, identified in the section above. Investors have limited protections against related party transactions as outlined by the policies generally afforded by related case law, the certificate of incorporation or Operating Agreement. Minority holders of securities will have to rely upon the principal stakeholders to make decisions that increase the value of your investment.

Notice of Previous Offerings Conducted

In 2020, OmniLife conducted a securities offering pursuant to Reg D 506(b) section 4(a)(2) in the amount of $750,000.

Transfer and Other Restrictions Imposed

Subscription Agreement Right of Redemption

HealthTech Solutions, Inc., dba OmniLife may redeem an investors' securities at **any point one year after the close of this offering**. The price per Note of the securities in such redemption is the fair market value as determined by the majority shareholder of the company after considering a third-party determination relating thereto procured by the majority shareholder from a qualified appraiser.

The Subscription Agreement for these securities can be found attached as **Exhibit 3**.

Regulation Crowdfunding Transfer Restrictions

There are no open exchanges where you can sell securities purchased during a Regulation Crowdfunding offering. All the equity-based securities on Wunderfund have conditions for resale based on the terms set by HealthTech Solutions, Inc., dba OmniLife to protect the number of shareholders on their Capitalization Table. The conditions for resale are outlined below.

Securities issued in this transaction, which are exempt from registration pursuant to section 4(a)(6) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are:

- repurchased by HealthTech Solutions, Inc., dba OmniLife
- purchased by an accredited investor
- as part of an offering registered with U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the

equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D.

The term "member of the family of the purchaser or the equivalent"   includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

HealthTech Solutions, Inc., dba OmniLife Financial Information

Financial Statements

OmniLife's Financial Statements are attached as **Exhibit 4**.

Results from Operations

In 2020, OmniLife had Gross Profit of $651,960.30 and operating expenses of $1,541,774.73 and operating loss $889,814.33.

Indebtedness

As of December 31, 2020, the Company has total current liabilities of $229,515.52.

Liquidity, Capital Resources, and Financial Condition

As of December 31, 2020, the Company has Total Assets of $656,544.47 and cash at the end of the period of $154,247.18.

Material Capital Expenditures

Within the last fiscal year, OmniLife has had several expenditures in excess of 5% of the current target raise. All of these expenditures are related to the operation of the business; primarily for research and legal expenses. The details of these expenditures can be found in the Financial Statements.

Progress Reporting on Meeting Oversubscription Amount

The progress of the HealthTech Solutions, Inc., dba OmniLife's Regulation Crowdfunding Campaign fund raising activities will be posted on the Wunderfund portal page for OmniLife. Activities will be updated as they occur, in real time, until the oversubscription amount is achieved, HealthTech Solutions, Inc., dba OmniLife stops the fundraising activities, or the termination date has been reached.

Wunderfund will notify investors when the target offering has been met via electronic communication.

Intermediary Information

Wunderfund, Inc. ("Wunderfund") is serving as the Regulation Crowdfunding intermediary through which this Regulation Crowdfunding Offering is being conducted. Wunderfund's U.S. Securities and Exchange Commission Filer CIK is 0001707360 and CRD 288924.

Upon completion of a successfully funded campaign that reaches or exceeds the minimum funding goal amount, HealthTech Solutions, Inc., dba OmniLife will pay Wunderfund a portion to be paid in cash based on 6% of the amount of total money raised pursuant to this offering.

Promoter Information

The company will be paying $1,500 to Lisa Owens (lisaowenspr.com) and Ms. Owens will be paid prior the the success of the fund.

Absence of Disqualifications under 227.503(A)

With respect to HealthTech Solutions, Inc., dba OmniLife, its directors, officers, the principal security shareholders listed under the Principal Shareholder Section, any promoter of this offering, including Wunderfund (each a "Relevant Person"), no such Relevant Person has been convicted within ten years before the filling of his offering statement, of any felony or misdemeanor (i) in connection with the purchase or sale of any security; involving the making of any false filing with the U.S. Securities and Exchange Commission, (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

No Relevant Person is subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filling of the information required by Section 4A(b) of the Securities Act that, at the time of filing this offering statement, retrains or enjoins such person from engaging or continuing to engage in any conduct of practice: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with U.S. Securities and Exchange Commission; or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

No Relevant Person is subject to a final order of a state securities commission (or agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that (i) at the time of the filing of this Offering Statement bars the person from: (A) association with an entity regulated by such commission, authority, agency or officer, (B) engaging in the business of securities, insurance or banking, or (C) engaging in savings association or credit union activities, or (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Offering Statement.

No Relevant Person is subject to an order of the U.S. Securities and Exchange Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement: (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal; (ii) places limitations on the activities, functions or operations of such person; or (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

No Relevant Person is subject to any order of the U.S. Securities and Exchange Commission entered within five years before the filing of this Offering Statement that, at the time of the filing of this Offering Statement, orders the person to cease and desist from committing or causing a violation or future violation of: (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or (ii) Section 5 of the Securities Act.

No Relevant Person is suspended or expelled from membership in or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

No Relevant Person has filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the U.S. Securities and Exchange Commission that, within five years before the filing of this Offering Statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

No Relevant Person is such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subjected to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Annual Report and Investor Information

Investors will be able to access investor information on the HealthTech Solutions, Inc., dba OmniLife's website www.getomnilife.com.

Additionally, HealthTech Solutions, Inc., dba OmniLife will file reports electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted with U.S. Securities and Exchange Commission, the annual report will also be made available on the HealthTech Solutions, Inc., dba OmniLife's website, www.getomnilife.com.

HealthTech Solutions, Inc., dba OmniLife is required to file reports under Section 13(a) or section 15(d) of the exchange act until:

1. HealthTech Solutions, Inc., dba OmniLife has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000.00
2. HealthTech Solutions, Inc., dba OmniLife has filed at least three annual reports pursuant to Regulation Crowdfunding
3. HealthTech Solutions, Inc., dba OmniLife or another party repurchases all the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
4. HealthTech Solutions, Inc., dba OmniLife liquidates or dissolves its business in accordance with State Law.

Other Material Information

Investors should understand the potential for ownership of HealthTech Solutions, Inc., dba OmniLife to be diluted due to HealthTech Solutions, Inc., dba OmniLife issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that an investor participating in this Regulation Crowdfunding offering will own will decrease, even though the value of HealthTech Solutions, Inc., dba OmniLife may increase. Such investors will own a smaller shareof the aggregate outstanding capital stock of HealthTech Solutions, Inc., dba OmniLife

Such increases in number of shares of HealthTech Solutions, Inc., dba OmniLife capital stock outstanding could be the result of another stock offering, employee restricted stock grants, employees exercising stock options, or conversion of certain instruments (e.g., convertible notes, preferred notes or warrants) into shares of the capital stock of HealthTech Solutions, Inc., dba OmniLife. If HealthTech Solutions, Inc., dba OmniLife issues more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share if newly authorized and issued securities included stated dividend provisions.

Importantly, HealthTech Solutions, Inc., dba OmniLife may issue preferred shares in the future that include liquidation preferences to which the Non-Voting Common Stock is subordinated. Such preferences could diminish the residual proceeds of any liquidity event in which holders of Non-voting Common Stock would otherwise be able to participate.